EXHIBIT 99.1

POET Technologies Announces Closing of Acquisition of BB Photonics

SAN JOSE, Calif., June 23, 2016 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX Venture:PTK), a developer of opto-electronics fabrication processes for the semiconductor industry, today announced the completion of its previously announced acquisition of all of the shares of BB Photonics Inc. (“BB Photonics”), a private designer of integrated photonic solutions for the data communications market. POET completes the transaction owning 100% of BB Photonics and its assets, including intellectual property and technologies.  BB Photonics had no liabilities at Closing.

BB Photonics, a pre-revenue, New Jersey-based privately held company develops photonic integrated components for the datacenter market utilizing embedded dielectric technology that is intended to enable on-chip athermal wavelength control and lower the total solution cost of datacenter photonic integrated circuits. This strategic acquisition is designed to provide POET with additional differentiated intellectual property and know-how for product development, enable POET to better service its first identified commercialization market - the end-to-end data communications market - and augment its sensing roadmap.

"The addition of BB Photonics significantly enhances our integrated photonic solution set and advances our commercialization initiative,” said Dr. Suresh Venkatesan, POET’s Chief Executive Officer. “By internal development and acquisition, we are accelerating our drive from technology leadership to market entry in differentiated photonics.”

The POET platform and process technology continue to be the focal point of the Company’s commercialization strategy.  To this end, the POET team continues to make progress toward its previously announced goal of demonstrating an integrated product prototype by the end of 2016 using the POET platform.  POET’s recent acquisitions and organic development are meant to serve as a logical continuum of the roadmap by enabling immediate market entrance into its first identified commercialization market - data communications. The acquisitions also allow the Company to engage prospective customers with an extensive suite of integrated photonics products, thereby enabling multiple differentiated product sales and enhancing potential revenue.

POET acquired 100% of the shares of BB Photonics in consideration of the issuance of 1,996,090 common shares from POET’s treasury for a total deemed purchase price of US $1,550,000 in this stock only transaction, based on a price of the US equivalent of $1.00 per share.

About POET Technologies Inc.

POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current photonic solutions.  POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “John F. O’Donnell”, Secretary

For further information:
Robert Ferri
Robert Ferri Partners
Tel: (415) 575-1589
Email: Robert.ferri@robertferri.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s intention with respect to market entrance into its first identified commercialization market - data communications - by allowing the Company to engage prospective customers with an extensive suite of integrated photonics products, thereby enhancing potential revenue, by allowing multiple differentiated product sales.  They also include the statement that POET team continues to make progress towards an integrated product prototype, using the POET platform, by the end of 2016 as well as the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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